Exhibit 1

SUBSCRIPTION AGENT AGREEMENT

This SUBSCRIPTION AGENT AGREEMENT (this “Agreement”) is entered into as of June 6, 2013, by and between American Stock Transfer & Trust Company, LLC (the “Subscription Agent”) and Tower Semiconductor Ltd. (the “Company”).

1.
The Company is offering (the “Rights Offering”) to the holders of shares of its ordinary shares, par value NIS 15 per share (“Ordinary Shares”), on June 13, 2013 (the “Record Date”), the right (“Rights”) to subscribe for units (“Units”), each Unit consisting of 4 Ordinary Shares, 6 Series 8 warrants and 5 Series 9 warrants.  Except as set forth in Sections 8 and 10 below, Rights shall cease to be exercisable at 5:00 P.M., New York City time, on June 27, 2013 or such later date of which the Company notifies the Subscription Agent orally and confirms in writing (the “Expiration Date”). One Right is/are being issued for every 44 Ordinary Shares held on the Record Date. With respect to holders of Capital Notes, Series J Warrants and options (collectively, the “Convertible Securities), one Right is being issued for every 44 Ordinary Shares issuable upon conversion of such Convertible Securities and payment in full of the subscription price of $20.00 (the “Subscription Price”) is required to subscribe for one Unit.  Rights are evidenced by transferable subscription certificates in registered form (“Subscription Certificates”).

The Company previously filed with the Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form F-3 (No. 333-187858) (the “Registration Statement”) for the registration of the Rights and underlying securities.  The Rights Offering will be conducted in the manner and upon the terms set forth in the Company’s Prospectus Supplement as may be amended, to such Registration Statement to be filed by the Company with the SEC (the “Prospectus”).

The Company has filed with the Israel Securities Authority, and such Authority has approved, a prospectus which is substantially the same as the Prospectus except that it also covers the issuance of rights to the Company’s controlling shareholder (the “Israeli Prospectus”);

American Stock Transfer & Trust Company, LLC (“AST”) will serve as Warrant Agent for the Series 8 warrants and Series 9 warrants under that certain Warrant Indenture to be entered into by the Company and AST (the “Warrant Indenture”);

The Rights and underlying Ordinary Shares and Warrants will be transferable and an application has been made for both the Rights and Warrants to be listed for trading on the Tel Aviv Stock Exchange (the “TASE”).

As described in the Prospectus and the Israeli Prospectus, the Company will also issue Rights to employees and directors who hold as of the Record Date options under the Company’s option plans (the “Employee Rights”);

As described in the Prospectus and the Israeli Prospectus, the Company will also issue Rights to two Israeli banks holding capital notes and warrants as of the Record Date (the “Bank Rights”);

As described in the Prospectus and the Israeli Prospectus, the Company will also issue Rights to holders of Series J Warrants as of the Record Date (the “Series J Rights”);

2.
The Subscription Agent is hereby appointed to effect the Rights Offering as set forth in the Prospectus. The Subscription Agent may rely on, and shall be protected in acting upon, any certificate, instrument, opinion, representation, notice letter or other document delivered to it and believed by it to be genuine and to have been signed by the proper party or parties.

3.	Enclosed herewith are the following, the receipt of which the Subscription Agent acknowledges by its execution hereof:

(a)	a copy of the Prospectus;

(b)	the form of Subscription Certificate (with instructions);

(c)	resolutions adopted by the board of directors of the Company in connection with the Rights Offering, certified by the secretary of the Company;

(d)	the form of letter to record holder (“Letter to Record Holder”); and

(e)	notice of guaranteed delivery (“Notice of Guaranteed Delivery”).

4.
As soon as is reasonably practical, the Subscription Agent shall issue Rights on its books for each Record Holder of Ordinary Shares at the close of business on the Record Date. The rights shall be issued in the name and at the registered address of such Record Holder unless otherwise instructed by the Company to issue in a different name and/or address.  The Subscription Agent shall mail or cause to be mailed a Letter to Record Holder, a Subscription Certificate (with instructions) evidencing the Rights to which such holder is entitled, a Notice of Guaranteed Delivery, a Prospectus and an envelope addressed to the Subscription Agent, to the registered address of such record owner, unless otherwise instructed by the Company. Prior to mailing, the Company shall provide the Subscription Agent with a form of blank Subscription Certificate which the Subscription Agent shall use to prepare and issue in the names of holders of Ordinary Shares of record at the close of business on the Record Date and for the number of Rights to which they are entitled.  The Company shall also provide the Subscription Agent with a sufficient number of copies of each of the documents to be mailed with the Subscription Certificates.

The Company shall create from its regularly maintained records a record of the names and addresses and the number of the recipients of the Employee Rights as well as the number of Employee Rights to be issued to each such recipients  (the “Employee Rights Record”).  The Company shall have sole responsibility for the creation and maintenance of the Employee Rights Record.  On or about the Record Date, the Company shall deliver to the Subscription Agent a notice setting forth the aggregate number of Employee Rights to be issued which notice shall (i) instruct the Subscription Agent to issue a Rights Certificate representing such aggregate number of Employee Rights registered in the name of the TASE Nominee (as defined below) and (ii) contain instructions to the TASE Nominee for further crediting the Employee Rights to the account of a nominee broker which will hold the Employee Rights on behalf of the holders thereof (the “Employee Rights Certificate”).  Promptly after the issuance thereof, the Subscription Agent shall promptly deliver the Employee Rights Certificate to the TASE Nominee along with the instructions for further crediting of the Employee Rights contained in the Company’s notice.  The TASE Nominee shall be deemed a holder of record, as such term is used in this Agreement, with respect to the Employee Rights.

With respect to any other eligible participants in the rights offering, the Company shall provide written instructions to the Subscription Agent which shall promptly issue such rights in the requested manner.

In addition, unless otherwise instructed by the Company in writing, the Subscription Agent shall deliver to the Company by expedited courier or by such other means as the Company shall instruct the Subscription Agent, all Rights Certificates (other than the Employee Rights Certificate) and other documents to be delivered to Rights Holders reflected on the Rights Record as having a record address in the State of Israel (the “Israeli Rights Holders”), including any Rights Certificates (other than the Employee Rights Certificate) to be issued to Hevra Lerishumim of Bank Leumi which acts as the nominee for the Ordinary Shares held through the facilities of the Clearing House of the Tel Aviv Stock Exchange (the "TASE Nominee"). The Company undertakes to make and shall be responsible for the further delivery of the rights certificates and other documents to the Israeli Rights Holders.

5.	Subscription Procedure.

(a)
The issuance of Units purchased in the rights offering will be made as soon as practicable after the Expiration Date (the “Issuance Date”). Upon the Subscription Agent’s receipt prior to 5:00 P.M., New York City time, on the Expiration Date (by mail or delivery) of (ii) any Subscription Certificate completed and endorsed for exercise, as provided on the reverse side of the Subscription Certificate (except as provided in Section 9 hereof), and (ii) payment in full of the Subscription Price in U.S. funds by wire transfer, check, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the order of “American Stock Transfer & Trust Company, LLC” the Subscription Agent shall as soon as practicable after the Expiration Date mail to the subscriber’s registered address on the books of the Company certificates representing the Ordinary Shares and Warrants underlying each Unit duly subscribed for and furnish a list of all such information to the Company.

(b)
Funds received by the Subscription Agent shall be held by it in a segregated account. Upon mailing certificates representing the securities the Subscription Agent shall promptly remit to the Company all funds received in payment of the Subscription Price for Units issued in the Rights Offering. The Subscription Agent will not be obligated to calculate or pay interest to any holder or party.

(c)
The TASE Nominee and other Israeli Rights holders may elect to exercise Rights directly with the Company by paying the subscription payment in New Israeli Shekels or in U.S. Dollars as set forth in the Prospectus.  The TASE Nominee and other Israeli Rights Holders may exercise their Rights by delivery directly to the Company on or prior to midnight Israel time on the Expiration Date of payment in full of the Subscription Price for each Right being exercised by check or wire transfer payable to the Company, accompanied by such other notices and instructions which shall be certified or confirmed as the Company may prescribe all in accordance with the procedures described in the Prospectus.  The Company will promptly notify the Subscription Agent in writing of the identity of the Rights Holders who exercised their Rights directly through the Company and the number of Rights so exercised.  The authentication and issuance of the Ordinary Shares and Warrants to the Rights Holders who exercised their Rights directly through the Company shall be effectuated by the Company and AST as the Warrant Agent.

(d)
Rights holders, such as banks, securities dealers and brokers, who receive Rights through the Depository Trust Company as nominees for one or more beneficial owners shall be entitled to exercise their Rights Certificates on behalf of the beneficial owners (which shall include the holders of Series J Warrants).

(e)
To the extent that any Rights Certificates remain unexercised or outstanding at 5:01 P.M., New York City time, on the Expiration Date such outstanding Rights Certificates shall be automatically deemed cancelled and of no further force and effect.

6.
Until 5:00 P.M., New York City time, on the third Business Day (as defined below) prior to the Expiration Date, the Subscription Agent shall facilitate subdivision or transfers of Subscription Certificates by issuing new Subscription Certificates in accordance with the instructions set forth on the reverse side of the Subscription Certificates. As used in herein, “Business Day” shall mean any day other than a Saturday, a Sunday,  or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

7.
The Company shall have the absolute right to reject any defective exercise of Rights or to waive any defect in exercise. Unless requested to do so by the Company, the Subscription Agent shall not be under any duty to give notification to holders of Subscription Certificates of any defects or irregularities in subscriptions (other than by returning such Subscription Certificates to the holder of the Rights as set forth below), but the Subscription Agent shall inform the Company of any questionable defects in order to provide the Company with an opportunity to exercise its right to waive such defects. Subscriptions will not be deemed to have been made until any such defects or irregularities have been cured or waived within such time as the Company shall determine. The Subscription Agent shall as soon as practicable return Subscription Certificates with the defects or irregularities which have not been cured or waived to the holder of the Rights to enable such holders to cure such defects or irregularities prior to the expiration of the Rights offering. If any Subscription Certificate is alleged to have been lost, stolen or destroyed, the Subscription Agent should follow the same procedures followed for lost stock certificates representing Ordinary Shares it uses in its capacity as transfer agent for the Company’s Ordinary Shares.

8.
If prior to 5:00 P.M., New York City time, on the Expiration Date the Subscription Agent receives (i) payment in full of the Subscription Price for the Units being subscribed for and (ii) a guarantee notice substantially in the form of the notice of guaranteed delivery (“Notice of Guaranteed Delivery”) delivered with the Subscription Certificate, from a financial institution having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of FINRA stating the certificate number of the Subscription Certificate relating to the Rights, the name and address of the exercising subscriber, the number of Rights represented by the Subscription Certificate held by such exercising subscriber, the number of Units being subscribed for pursuant to the Rights and guaranteeing the delivery to the Subscription Agent of the Subscription Certificate evidencing such Rights within three (3) NASDAQ trading days (“Trading Days”) following the date of the Notice of Guaranteed Delivery, then the Rights may be exercised even though the Subscription Certificate was not delivered to the Subscription Agent prior to 5:00 P.M., New York City time, on the Expiration Date, provided that within three Trading Days following the date of the Notice of Guaranteed Delivery the Subscription Agent receive the properly completed Subscription Certificate evidencing the Rights being exercised, with signatures guaranteed if required.

9.
The Subscription Agent shall deliver to the Company the exercised Subscription Certificates in accordance with written directions received from the Company and shall deliver to the subscribers who have duly exercised Rights at their registered addresses certificates representing the securities subscribed for as instructed on the reverse side of the Subscription Certificates.

10.
The Subscription Agent shall notify the Company by telephone on and before the close of business on each Business Day during the period commencing five (5) Business Days after the mailing of the Rights and ending at the Expiration Date (and in the case of guaranteed deliveries ending three (3) Trading Days after the Expiration Date) (a “daily notice”), which notice shall thereafter be confirmed in writing, of (i) the number of Rights exercised on the day covered by such daily notice, (ii) the number of Rights subject to guaranteed exercises on the day covered by such daily notice, (iii) the number of Rights for which defective exercises have been received on the day covered by such daily notice, and (iv) the cumulative total of the information set forth in clauses (i) through (iii) above.  At or before 5:00 P.M., New York City time, on the first Trading Day following the Expiration Date the Subscription Agent shall certify in writing to the Company the cumulative total through the Expiration Date of all the information set forth in clauses (i) through (iv) above. At or before 10:00 A.M., New York City time, on the fifth Trading Day following the Expiration Date the Subscription Agent will execute and deliver to the Company a certificate setting forth the number of Rights exercised pursuant to a Notice of Guaranteed Delivery and as to which Subscription Certificates have been timely received. The Subscription Agent shall also maintain and update a listing of holders who have fully or partially exercised their Rights, holders who have transferred their Rights and their transferees, and holders who have not exercised their Rights.  The Subscription Agent shall provide the Company or its designees with such information compiled by the Subscription Agent pursuant to this Section 10 as any of them shall request.

11.
With respect to notices or instructions to be provided by the Company hereunder, the Subscription Agent may rely and act on any written instruction signed by any one or more of the following authorized officers or employees of the Company:

Name	Title
Oren Shirazi	Chief Financial Officer
Nati Somekh	Corporate Secretary

12.	Whether or not the Rights Offering is consummated, the Company agrees to pay the Subscription Agent for services rendered hereunder, as set forth in the schedule attached to this Agreement.

13.
The Subscription Agent may, at its own expense, employ or retain such agents (including but not limited to, vendors, advisors and subcontractors) as it reasonably requires to perform its duties and obligations hereunder; and shall be responsible for any misconduct on the part of such agents; and in the case of counsel, may rely on the written advice or opinion of such counsel, which shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Subscription Agent hereunder in good faith and in accordance with such advice or opinion.  Additionally, the Subscription Agent shall identify, report and deliver any unclaimed property and/or payments to all states and jurisdictions for the Company in accordance with applicable abandoned property law.  The Subscription Agent shall also provide information agent services to the Company on terms to be mutually agreed upon by the parties hereto.

14.
In the event that any claim of inconsistency between this Agreement and the terms of the Rights Offering described in the Prospectus, the terms of the Rights Offering described in the Prospectus shall control, except with respect to the compensation and indemnification of the Subscription Agent, which shall be controlled by the terms of this Agreement.

15.
The Company hereby covenants and agrees to indemnify, reimburse and hold the Subscription Agent and its officers, directors, employees and agents harmless against any loss, liability or reasonable expense (including reasonable legal and other fees and expenses) incurred by the Subscription Agent with respect to any third party claim arising out of or in connection with entering into this Agreement or the performance of its duties hereunder, except for such losses, liabilities or expenses incurred as a result of its gross negligence, bad faith or willful misconduct or that of its officers, directors, employees and/or agents.  The Company shall not be liable under this indemnity with respect to any claim against the Subscription Agent unless the Company is notified of the written assertion of a claim against it, or of any action commenced against it, promptly after it shall have received any such written information as to the nature and basis of the claim; provided, however, that failure by the Subscription Agent to provide such notice shall not relieve the Company of any liability hereunder if no prejudice occurs.

If any action is brought against the Subscription Agent in respect of which indemnity may be sought against the Company pursuant to this paragraph 15, the Subscription Agent shall promptly notify the Company in writing of the institution of such action and the Company may, at its option, assume the defense of such action, including the employment and fees of counsel and payment of expenses. The Subscription Agent shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be the Subscription Agent's expense unless the employment of such counsel shall have been authorized in writing by the Company in connection with the defense of such action, which consent shall not be unreasonably withheld, or the Company shall not have employed counsel to have charge of the defense of the action or the Subscription Agent shall have reasonably concluded that there may be defenses available to it which are different from or additional to those available to the Company (in which case the Company shall not have the right to direct the defense of such action on the Subscription Agent's behalf), in any of which events the fees and expenses of not more than one additional firm of attorneys shall be borne by the Company, except to the extent that local counsel is required in order to effectively defend against such action, in which event the Company shall pay the fees and expenses of one firm of local counsel.

All provisions regarding indemnification, liability and limits thereon shall survive the resignation or removal of the Subscription Agent or the termination of this Agreement.

16.
Any notice or communication by the Subscription Agent or the Company to the other is duly given if in writing and delivered in person or via first class mail (postage prepaid), or overnight air courier to the other’s address.

If to the Company:

Tower Semiconductor Ltd.
P.O. Box 619
Ramat Gabriel Industrial Zone
Migdal Haemek 23105
Attention:     Dina Back Frimer, Director, Associate General Counsel
Tel:    +972-4-6506611

with copy to:

Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv
Israel
Attention: David H. Schapiro, Adv.
Tel: +972-3-6087745

If to the Subscription Agent:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attn: Corporate Actions
Tel: (718) 921.8200

with copy to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attn: General Counsel
Tel: (718) 921.8200

The Subscription Agent and the Company may, by notice to the other, designate additional or different addresses for subsequent notices or communications.

17.
If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement between us to the full extent permitted by applicable law.

18.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law, and shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

19.
Neither this Agreement, nor any rights or obligations hereunder, may be assigned by either party without the written consent of the other party. However, the Subscription Agent may assign this Agreement or any rights granted hereunder, in whole or in part, either to affiliates, another division, subsidiaries or in connection with its reorganization or to successors of all or a majority of the Subscription Agent’s assets or business without the prior written consent of the Company, provided such assignee assumes all obligations of the Subscription Agent hereunder.

20.
No provision of this Agreement may be amended, modified or waived, except in writing signed by all of the parties hereto.  This Agreement may be executed in counterparts, each of which shall be for all purposes deemed an original, but all of which together shall constitute one and the same instrument.

21.
Nothing herein contained shall amend, replace or supersede any agreement between the Company and the Subscription Agent to act as the Company’s transfer agent, which agreement shall remain of full force and effect.

[signature page follows]

This Subscription Agent Agreement has been executed by the parties hereto as of the date first written above.

TOWER SEMICONDUCTOR LTD. By: ____________________________________ Name: Title:

Agreed & Accepted:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:  __________________________________
Name:
Title:

Fee Schedule

Flat fee of $16,000.
Plus reasonable out-of-pocket expenses.

Additional fee equal to 1/3rd (one-third) of the flat fee for each extension of the Rights Offering, plus reasonable out-of-pocket expenses associated with such extension.

The party below is responsible for payment of the fees:

Name:                     Oren Shirazi
Attention:              P.O. Box 619
Address:                Ramat Gabriel Industrial Zone
Address:                Migdal Haemek 23105
Facsimile:               +972-4-6547788
Phone:                     +972-4-6506611
Email:                      orenshi@towersemi.com

The fees quoted in this schedule apply to services ordinarily rendered by American Stock Transfer & Trust Company, LLC (“AST”) as subscription agent and are subject to reasonable adjustment based on final review of documents, or when AST is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand.  Furthermore, the fees quoted in this schedule are based upon information provided to AST and are subject to change upon modification or supplementation of such information resulting in the provision of additional services by AST.  Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, calculations, notices and reports, legal fees and unanticipated transaction costs (including charges for wire transfers, checks, internal transfers and securities transactions) will be billed as extraordinary expenses.